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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                 _____________________________
                                                        SEC FILE NUMBER
                                                           000-22010
                                                 _____________________________

                                                 _____________________________
                                                         CUSIP NUMBER
                                                         [884402108]
                                                 _____________________________

                                 (CHECK ONE):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-QSB   [ ] Form N-SAR
                      For Period Ended: December 31, 2001

________________________________________________________________________________

        [ ]  Transition Report on Form 10-K
        [ ]  Transition Report on Form 20-F
        [ ]  Transition Report on Form 11-K
        [ ]  Transition Report on Form 10-Q
        [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________

________________________________________________________________________________

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

________________________________________________________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION

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        Full Name of Registrant: Thomas Group, Inc.

        Address of Principal Executive Office (STREET AND NUMBER)

                               Thomas Group, Inc.
                    5221 North O'Connor Boulevard, Suite 500
                              Irving, Texas  75039

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PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition
report on Form10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by
Rule12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

        The registrant is in the process of negotiating certain transactions and documents as a result of which the registrant is unable to complete the Form 10-K to reflect these transactions in time for filing on the prescribed date. Such transactions will affect, among other items, the presentation of certain financial information and the narrative description thereof, including the narrative description in the registrant's financial statements. The registrant intends to file its Form 10-K within the prescribed period allowed by the rules relating to Form 12b-25.

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PART IV--OTHER INFORMATION

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        (1) Name and telephone number of person to contact in regard to this notification:

                James Taylor       972                   869-3400
                   (Name)       (Area Code)         (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X]  Yes    [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2001, the Company experienced a loss from continuing operations of $15.6 million compared to income from continuing operations of $2.7 million in 2000. The decrease in income from continuing operations primarily relates to operating losses of approximately $9.8 million due to the adverse economic climate the Company's potential and existing clients faced during 2001. This economic downturn forced potential and existing clients to delay and cancel


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programs. Also contributing to the decrease in income from continuing operations was a valuation allowance adjustment of $3.3 million on the Company's net deferred tax assets. In addition, the Company incurred $2.9 million litigation settlement expenses related to an adverse ruling in an arbitration proceeding and $2.3 million of expenses to reduce the Company's workforce in order to align costs with the current business environment.

                               Thomas Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2002.            By: /s/ JAMES T. TAYLOR
                                   -------------------------------
                                    James T. Taylor
                                    Chief Financial Officer
                                    Principal Financial and Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________________________________________________________

                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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